Registration No. 333-215600

As filed with the Securities and Exchange Commission on May 15, 2017

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

FORM N-14

_____________

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO.

☒ POST-EFFECTIVE AMENDMENT NO. 1

JOHN HANCOCK Variable Insurance TRUST

(Exact Name of Registrant as Specified in Charter)

601 Congress Street
Boston, Massachusetts 02210
(Address of Principal Executive Offices)

617-663-3000
(Registrant’s Area Code and Telephone Number)

Christopher Sechler
Assistant Secretary
John Hancock Variable Insurance Trust
601 Congress Street
Boston, Massachusetts 02210
(Name and Address of Agent for Service)

Copy to:

Mark P. Goshko, Esq.

K&L Gates LLP

One Lincoln Street

Boston, Massachusetts 02111

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

Cover Sheet

Contents of Registration Statement

Part A — Proxy Statement/Prospectus - Incorporated herein by reference to the definitive form of Proxy Statement/Prospectus filed pursuant to Rule 497 under the Securities Act of 1933, as amended (“Securities Act”), on March 10, 2017, SEC accession number 0001193125-17-078208.

Part B — Statement of Additional Information - Incorporated herein by reference to the definitive form of Statement of Additional Information filed pursuant to Rule 497 under the Securities Act on March 10, 2017, SEC accession number 0001193125-17-078208.

Part C — Other Information

Signature Page

Exhibits - The sole purpose of this filing is to file as exhibits, with respect to the reorganization described in the Registrant’s Registration Statement on Form N-14, filed on January 18, 2017: (i) the executed Agreement and Plan of Reorganization, as required by Item 16(4) of Form N-14; (ii) opinions of counsel supporting the tax matters and consequences to shareholders of the reorganization, as required by Item 16(12) of Form N-14; and (iii) the consent of counsel with respect to such tax opinions.

PART C

OTHER INFORMATION

Item 15. Indemnification

Sections 6.4 and 6.5 of the Agreement and Declaration of Trust of the Registrant provide that the Registrant shall indemnify each of its Trustees and officers against all liabilities, including, but not limited to, amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and against all expenses, including, but not limited to, accountants and counsel fees, reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Trustee or officer may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, except that indemnification shall not be provided if it shall have been finally adjudicated in a decision on the merits by the court or other body before which the proceeding was brought that such Trustee or officer (i) did not act in good faith in the reasonable belief that his or her action was in the best interests of the Registrant or (ii) is liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

Exhibit Number	Description* * Unless otherwise stated, all filing references are to File No. 2-94157.

1(a)	Agreement and Declaration of Trust dated September 29, 1988 — previously filed as exhibit (1)(a) to post-effective amendment no. 31 filed on April 25, 1996, accession number 0000950135-96-001803.

1(b)	Redesignation of Series of Shares dated April 3, 1991 relating to Bond Trust – previously filed as exhibit (1)(e) to post-effective amendment no. 31 filed on April 25, 1996, accession number 0000950135-96-001803.

1(c)	Amendment dated October 1, 1997 to the Agreement and Declaration of Trust dated September 29, 1988 relating to Trust name change to Manufacturers Investment Trust — previously filed as exhibit (1)(n) to post-effective amendment no. 39 filed on March 2, 1998, accession number 0000950135-98-001303.

1(d)	Establishment and Designation of Additional Series of Shares of Beneficial Interest dated May 1, 1999 relating to Small Company Blend, U.S. Large Cap Value, Total Return, International Value and Mid Cap Stock Trusts – previously filed as exhibit (a)(19) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(e)	Establishment and Designation of Additional Class of Shares dated January 2, 2002 relating to Class A Shares and Class B Shares of beneficial interest previously filed as exhibit (a)(28) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

Exhibit Number	Description*

1(f)	Redesignation of Class of Shares dated May 1, 2002 relating to Class A Shares and Class B Shares of beneficial interest previously filed as exhibit (a)(29) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(g)	Establishment and Designation of Additional Class of Shares dated July 1, 2003 relating to Class III Shares of beneficial interest previously filed as exhibit (a)(35) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(h)	Amendment dated January 1, 2005 to the Agreement and Declaration of Trust dated September 29, 1988 relating to Trust name change to John Hancock Trust previously filed as exhibit (a)(40) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(i)

Establishment and Designation of Additional Class of Shares dated January 25, 2005 relating to Class NAV Shares of beneficial interest previously filed as exhibit (a)(41) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(j)	Establishment and Designation of Additional Series of Shares of Beneficial Interest dated May 1, 2000 relating to Dynamic Growth, Internet Technologies, Tactical Allocation, Mid Cap Index, Small Cap Index, Total Stock Market Index, International Index, and 500 Index Trusts – previously filed as exhibit (a)(22) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(k)	Establishment and Designation of Additional Series of Shares of Beneficial Interest September 26, 2008 relating to BlackRock Global Allocation Trust, Alpha Opportunities Trust, and Smaller Company Growth Trust – previously filed as exhibit (a)(67) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(l)	Amendment dated April 29, 2005 to the Agreement and Declaration of Trust dated September 29, 1988 relating to amending and restating of Article IV, Section 4.1 previously filed as exhibit (a)(43) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(m)	Amendment dated April 29, 2005 to the Agreement and Declaration of Trust dated September 29, 1988 relating to amending and restating of Article VII, Section 7.2 previously filed as exhibit (a)(44) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(n)	Amended and Restated Declaration of Trust dated January 22, 2016 previously filed as exhibit (a)(44)(A) to post-effective amendment no. 113 filed on April 27, 2016, accession no. 0001133228-16-009262.

2(a)	Revised By-laws of the Trust dated June 30, 2006 previously filed as exhibit (b)(2) to post effective amendment no. 72 filed on February 13, 2007, accession number 0000950135-07-000767.

2(b)	Amendment dated December 13, 2006 to the By-laws of the Trust, dated June 30, 2006 previously filed as exhibit (b)(3) to post effective amendment no. 72 filed on February 13, 2007, accession number 0000950135-07-000767.
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Exhibit Number	Description*

2(c)	Amendment dated March 10, 2016 to the By-laws of the Trust, dated June 30, 2006 previously filed as exhibit (b)(2) to post-effective amendment no. 113 filed on April 27, 2016, accession no. 0001133228-16-009262.

3	Not Applicable.

4	Agreement and Plan of Reorganization — Filed herewith.

5	Specimen Share Certificate – previously filed as exhibit (2) to post-effective amendment no. 38 filed September 17, 1997, accession number 0000950135-97-003874.

6(a)	Amended and Restated Advisory Agreement dated September 26, 2008 between John Hancock Variable Insurance Trust (formerly John Hancock Trust) and John Hancock Investment Management Services, LLC (the “Advisor”) previously filed as exhibit (d)(1) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

6(b)	Amended and Restated Subadvisory Agreement dated March 25, 2011 between the Adviser and John Hancock Asset Management a division of Manulife Asset Management (North America) Limited previously filed as exhibit (d)(13)(D) to post-effective amendment no. 110 filed on April 24, 2015, accession number 0001133228-15-001781.

6(c)	Subadvisory Agreement dated May 30, 2014 between the Adviser and QS Investors, LLC – previously filed as exhibit (d)(16) on April 24, 2015, accession number 0001133228-15-001781.

6(d)	Subadvisory Agreement dated January 28, 1999 between Manufacturers Securities Services, LLC and T. Rowe Price Associates, Inc. – previously filed as exhibit (d)(29) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

6(e)	Amendment dated December 30, 2001 to Subadvisory Agreement dated January 28, 1999 relating to Blue Chip Growth Trust and Equity Income Trust, between the Adviser and T. Rowe Price Associates, Inc. – previously filed as exhibit (d)(29)(C) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

6(f)	Subadvisory Agreement dated January 29, 1999 relating to Growth & Income Trust, Investment Quality Bond Trust, and Mid Cap Stock Trust, between the Adviser and Wellington Management Company, LLP – previously filed as exhibit (d)(33) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

6(g)	Amendment dated September 26, 2008 to Subadvisory Agreement dated January 29, 1999 relating to Alpha Opportunities Trust, between the Adviser and Wellington Management Company, LLP – previously filed as exhibit (d)(33)(I) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

7(a)	Distribution Agreement dated January 1, 2002 as amended June 26, 2003 previously filed as exhibit (d)(1)(B) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

7(b)

Amendment dated September 28, 2004 to Distribution Agreement dated January 1, 2002 as amended June 26, 2003 previously filed as exhibit (e)(2) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

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Exhibit Number	Description*

7(b)(1)	Amendment dated May 28, 2010 to Distribution Agreement dated January 1, 2002 as amended June 26, 2003 previously filed as exhibit (e)(2) to post-effective amendment no. 110 filed on April 24, 2015, accession number 0001133228-15-001781.

8	Not Applicable.

9	Custodian Agreement dated September 26, 2008 between the Trust and State Street Bank and Trust Company previously filed as exhibit (g) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

10(a)	Series I Shares Rule 12b-1 Plan (formerly Class A Shares) dated September 21, 2001, as amended April 4, 2002, June 26, 2003, April 1, 2004, December 13, 2004, June 23, 2005, September 23, 2005, December 13, 2005, March 30, 2006, March 23, 2007, September 28, 2007, June 27, 2008, March 25, 2011, March 23, 2012, June 30, 2012 and September 27, 2013 previously filed as exhibit (m) to post-effective amendment no. 110 filed on April 24, 2015, accession number 0001133228-15-001781.

10(a)(1)	Series II Shares Rule 12b-1 Plan (formerly Class B Shares) dated September 21, 2001, as amended April 4, 2002, June 26, 2003, April 1, 2004, December 13, 2004, June 23, 2005, September 23, 2005, December 13, 2005, March 30, 2006, March 23, 2007, September 28, 2007, June 27, 2008, March 25, 2011, March 23, 2012, June 30, 2012 and September 27, 2013 previously filed as exhibit (m)(1) to post-effective amendment no. 110 filed on April 24, 2015, accession number 0001133228-15-001781.

10(b)	Rule 18f-3 Plan dated September 21, 2001, as amended April 4, 2002, June 26, 2003, December 13, 2004, June 23, 2005, December 13, 2005, March 30, 2006, March 23, 2007, September 28, 2007, March 25, 2008, March 23, 2012, June 30, 2013 and September 27, 2013 previously filed as exhibit (n) to post-effective amendment no. 110 filed on April 24, 2015, accession number 0001133228-15-001781.

11	Opinion and Consent of Betsy Anne Seel, Esq., regarding legality of issuance of shares and other matters, previously filed as exhibit 11 to the registration statement on Form N-14 filed on January 18, 2017, accession number 0001133228-17-000220.

12	Opinions of K&L Gates LLP on tax matters — Filed herewith.

13	Not Applicable.

14(a)	Consent of PricewaterhouseCoopers LLP, previously filed as exhibit 14(a) to the registration statement on Form N-14 filed on January 18, 2017, accession number 0001133228-17-000220.

14(b)	Consent of K&L Gates LLP — Filed herewith.

14(c)	Consent of Betsy Anne Seel — Included in Exhibit 11.

15	Not Applicable.

16	Powers of Attorney, previously filed as exhibit 16 to the registration statement on Form N-14 filed on January 18, 2017, accession number 0001133228-17-000220.

17(a)	Annual Report of John Hancock Variable Insurance Trust dated December 31, 2015 — previously filed on Form N-CSR on March 3, 2016, accession no. 0001145443-16-001595.

17(b)	Semiannual Report of John Hancock Variable Insurance Trust dated June 30, 2016 — previously filed on Form N-CSR on August 31, 2016, accession no. 0001145443-16-002131.

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Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

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Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, John Hancock Variable Insurance Trust, has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on the 15th day of May 2017.

JOHN HANCOCK VARIABLE INSURANCE TRUST
(Registrant)

By: /s/ Andrew G. Arnott__________________

Andrew G. Arnott

President

Attest:

/s/ Betsy Anne Seel______________

        Betsy Anne Seel, Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

/s/ Andrew G. Arnott Andrew G. Arnott	President (Chief Executive Officer)	** (Date)
/s/ Charles Rizzo Charles Rizzo	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	** (Date)
/s/ Charles L. Bardelis* Charles L. Bardelis	Trustee	** (Date)
/s/ James R. Boyle* James R. Boyle	Trustee	** (Date)
/s/ Craig Bromley* Craig Bromley	Trustee	** (Date)
/s/ Peter S. Burgess* Peter S. Burgess	Trustee	** (Date)
/s/ William H. Cunningham* William H. Cunningham	Trustee	** (Date)
/s/ Grace K. Fey* Grace K. Fey	Trustee	** (Date)
/s/ Theron S. Hoffman* Theron S. Hoffman	Trustee	** (Date)
/s/ Deborah C. Jackson* Deborah C. Jackson	Trustee	** (Date)
/s/ Hassell H. McClellan* Hassell H. McClellan	Trustee and Chairperson	** (Date)
/s/ James. M. Oates* James M. Oates	Trustee	** (Date)
/s/ Steven R. Pruchansky* Steven R. Pruchansky	Trustee and Vice Chairperson	** (Date)
/s/ Gregory A. Russo* Gregory A. Russo	Trustee	** (Date)
s/ Warren A. Thomson* Warren A. Thomson	Trustee	** (Date)

* By: /s/ Betsy Anne Seel Betsy Anne Seel, Attorney-in-Fact Pursuant to Powers of Attorney filed with the Registrant’s Registration Statement on January 18, 2017 ** May 15, 2017
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JOHN HANCOCK VARIABLE INSURANCE TRUST
Index To Exhibits

Exhibit Number	Description of Exhibit

4	Agreement and Plan of Reorganization.
12	Opinions of K&L Gates LLP on tax matters.
14(b)	Consent of K&L Gates LLP.

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